421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

September 22, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HighPeak Energy, Inc. Registration Statement on Form S-3 Filed September 7, 2022 File No. 333-267311

Ladies and Gentlemen:

Set forth below are the responses of HighPeak Energy, Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 22, 2022, with respect to the Company’s Registration Statement on Form S-3, File No. 333-267311, filed with the Commission on September 7, 2022 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Registration Statement on Form S-3 filed September 7, 2022

General

1.

Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 10-K for the fiscal year ended December 31, 2021 have been resolved.

RESPONSE:         We acknowledge the Staff’s comment and confirm our understanding that we will not be in a position to accelerate the effectiveness of our registration statement until the Staff’s comments relating to our Form 10-K for the fiscal year ended December 31, 2021 have been resolved.

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Securities and Exchange Commission

September 22, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 or Jackson A. O’Maley of the same firm at (713) 758-3374.

Very truly yours,

HIGHPEAK ENERGY, INC.

By:	/s/ Steven W. Tholen
Name:	Steven W. Tholen
Title:	Chief Financial Officer

cc:	Jack Hightower, HighPeak Energy, Inc.
Sarah K. Morgan, Vinson & Elkins L.L.P.
Jackson A. O’Maley, Vinson & Elkins L.L.P.